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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Prima Energy Corporation
(Exact Name of Registrant as Specified in Its Charter)

0-9408
(Commission File Number)

Delaware	84-1097578
(State of incorporation)	(I.R.S. Employer Identification No.)

Prima Energy Corporation
1099 18th Street, Suite 400
Denver, Colorado 80202
(303) 297-2100
(Address of principal executive offices)

Registrant's Telephone Number: (303) 297-2100

PRIMA ENERGY CORPORATION

1099 18TH STREET
SUITE 400
DENVER, COLORADO 80202

Information Statement Pursuant to
Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

        This Information Statement is being mailed on or about June 25, 2004 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Prima Energy Corporation ("Prima"). You are receiving this Information Statement in connection with the possible election of persons designated by Petro-Canada (US) Holdings Ltd. ("Parent"), an indirect wholly-owned subsidiary of Petro-Canada ("Petro-Canada"), or Raven Acquisition Corp., a wholly-owned subsidiary of Parent ("Purchaser"), to a majority of the seats on the Board of Directors of Prima (the "Board of Directors" or the "Board").

        Prima entered into an Agreement and Plan of Merger dated as of June 9, 2004 (the "Merger Agreement") with Parent and Purchaser, pursuant to which Purchaser commenced a cash tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.015 per share of Prima, including the associated rights to purchase shares of preferred stock of Prima (the common stock, together with the rights, are referred to as the "Shares"), at a purchase price of $39.50 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in Parent and Purchaser's Offer to Purchase, dated June 23, 2004, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Petro-Canada, Parent and Purchaser with the United States Securities and Exchange Commission (the "SEC") on June 23, 2004. Copies of the Offer have been mailed to stockholders of Prima and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

        Pursuant to the Merger Agreement, Parent and Purchaser commenced the Offer on June 23, 2004. The Offer is currently scheduled to expire at 5:00 p.m., New York City time, on July 22, 2004, unless Parent and Purchaser extend the Offer in accordance with the terms of the Merger Agreement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. All information contained in this Information Statement or incorporated herein by reference concerning Parent, Purchaser or their affiliates, or actions or events with respect to any of them, was provided to Prima by Parent and Purchaser and Prima takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information. Prima's information is based upon information provided in Prima's Proxy Statement dated April 16, 2004, and except as indicated otherwise, such information is given as of such date. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

General

        The Shares are the only class of equity securities of Prima outstanding that are entitled to vote at a meeting of the stockholders of Prima. Each Share is entitled to one vote. As of the close of business on June 7, 2004, there were 12,981,192 Shares issued and outstanding (excluding Shares held in Prima's treasury, which are not entitled to vote).

Purchaser Right to Designate Directors

        The Merger Agreement provides that, upon the acceptance for payment pursuant to the Offer of any Shares, Purchaser will be entitled to designate a number of directors, rounded up to the next whole number, to serve on the Board of Directors as will give Purchaser representation on the Board of Directors equal to at least that number of directors on Prima's Board that equals the product of (i) the total number of directors on the Board of Directors (giving effect to the election of directors designated by Purchaser and including current directors serving as officers of Prima), multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Parent and/or Purchaser (including Shares accepted for payment) bears to the number of Shares outstanding. Prima is required to take all action necessary to cause Purchaser's designees (the "Purchaser Designees") to be elected or appointed to the Board, including, if necessary, increasing the size of the Board of Directors and/or securing resignations of incumbent directors (including, if necessary, to ensure that a sufficient number of independent directors are serving on the Board in order to satisfy the NASDAQ National Market ("NASDAQ") listing requirements). Subject to applicable law and to the extent permitted by NASDAQ listing requirements, Prima will also cause individuals designated by Purchaser to constitute the same percentage as is on the entire Board of Directors (after giving effect to the election of any directors designated by Purchaser), rounded up to the next whole number, to be on (i) each committee of the Board and (ii) each board of directors and each committee thereof of each subsidiary of Prima.

        Following the election or appointments of the Purchaser Designees and until the consummation of the Merger, the Prima Board will at all times have at least three directors who were directors on June 9, 2004, and who are not employed by Prima and who are not affiliates, stockholders or employees of Parent or any of its subsidiaries (the "Independent Directors"). If any Independent Director ceases to be a director for any reason whatsoever, the remaining Independent Directors (or Independent Director if there is only one remaining) will be entitled to designate any other person(s) who is not an affiliate, stockholder or employee of Parent or any of its subsidiaries to fill the vacancy and such person(s) will be deemed to be Independent Director(s) for purposes of the Merger Agreement; provided that, the remaining Independent Directors will fill any vacancy as soon as practicable, but in any event within ten business days and further provided that (i) if no Independent Director is appointed within this time period, the Purchaser will designate the Independent Director(s), or (ii) if no Independent Director then remains, the other directors will designate three persons to fill such vacancies who are not affiliates, stockholders or employees of Parent or any of its subsidiaries and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. In all cases, the selection of any Independent Directors who were not directors on June 9, 2004 shall be subject to the approval of Purchaser, not to be unreasonably withheld or delayed.

        The Purchaser Designees will be selected by Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of Prima if elected or appointed. None of the Purchaser Designees currently is a director of, or holds any positions with, Prima. Purchaser has advised Prima that, to the best of its knowledge, none of the Purchaser Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Prima, nor has any such person been involved in any transaction with Prima or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than, in each case, with respect to the transactions between Parent, Purchaser and Prima and certain of the directors, executive officers and other stockholders of Prima that have been described in the Schedule TO, the Schedule 14D-9 and this Information Statement. The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected to serve as Purchaser Designees are set forth below. Except with respect to Carl W. Vogt, whose address is c/o Fulbright & Jaworski L.L.P., 801 Pennsylvania Ave., NW, Washington, DC 20004, the address of each such Purchaser Designee is 150-6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3. There are no familial relationships among any of the Purchaser Designees.

Name	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Kathleen E. Sendall	51	President of Petro-Canada (US) Holdings Ltd. since April 2004. Senior Vice-President, North American Natural Gas of Petro-Canada since 2002. Vice President, Western Canada Development and Operations of Petro-Canada from 2000 to 2002. Vice President, Engineering and Technology of Petro-Canada from 1996 to 2000.
W.A. (Alf) Peneycad	59
		Director and Vice-President and General Counsel of Petro-Canada (US) Holdings Ltd. since April 2004. Vice President, General Counsel and Chief Compliance Officer of Petro-Canada since April 2004. Vice President, General Counsel and Corporate Secretary of Petro-Canada from May 2000 to April 2004, and prior thereto was Vice-President and General Counsel.
Hugh L. Hooker	53
		Director of Petro-Canada (US) Holdings Ltd. since April 2004 and Raven Acquisition Corp. since June 2004. Secretary of Petro-Canada (US) Holdings Ltd. since April 2004. President of Raven Acquisition Corp. since June 2004. Associate General Counsel and Corporate Secretary of Petro-Canada since April 2004. Associate General Counsel and Assistant Secretary of Petro-Canada from June 1998 to April 2004.
Carl W. Vogt	68
		Retired in 2002 as senior partner of Fulbright & Jaworski L.L.P. (a full-service international law firm). Director of the Scudder Investments Mutual Funds, Yellow Roadway Corporation, American Science and Engineering, Inc. and Waste Management, Inc. Interim President of Williams College from 1999 to 2000. Chair of the U.S. National Transportation Safety Board from 1992 until 1994.

        The information contained herein concerning the Purchaser Designees has been furnished to Prima by Parent. Accordingly, Prima assumes no responsibility for the accuracy or completeness of such information.

        It is expected that Purchaser Designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than July 22, 2004, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Prima Board.

Security Ownership of Management and Principal Stockholders

        The following table sets forth information about the beneficial ownership of the Shares as of June 7, 2004, by (a) each person or entity known to Prima who beneficially owns more than five percent of the Shares, (b) Prima's chief executive officer and the other four most highly compensated executive officers (collectively, the "Named Executive Officers"), (c) each of Prima's directors, and (d) all Prima's current directors and executive officers as a group. The following percentage information is calculated based on 12,981,192 Shares being issued and outstanding as of June 7, 2004 (excluding Shares held in the treasury of Prima). Unless stated otherwise, the address of each person listed below is c/o 1099 18th Street, Suite 400, Denver, Colorado 80202, and the telephone number at that address is (303) 297-2100.

Name of Beneficial Owner	Amount and Nature Of Beneficial Ownership(1)(2)		Percent of Class
Richard H. Lewis 1099 18th Street, Suite 400, Denver, CO 80202	1,910,859	(3)	14.1
Robert G. James 80 Ludlow Drive, Chappaqua, NY 10514	1,399,076	(4)	10.8
Artisan Partners Limited Partnership 875 E. Wisconsin Ave., Suite 800, Milwaukee, WI 53202	866,707	(5)	6.7
Advisory Research, Inc. 180 N. Stetson Street, Suite 5780, Chicago, IL 60601	739,260	(6)	5.7
James R. Cummings	41,775	(7)	*
Douglas J. Guion	27,412	(8)	*
Catherine J. Paglia	49,495	(9)	*
George L. Seward	336,858	(10)	2.6
Neil L. Stenbuck	83,964	(11)	*
Michael R. Kennedy	31,512	(12)	*
Michael J. McGuire	21,791	(13)	*
John H. Carpenter	17,397	(14)	*
All executive officers and directors as a group (11 persons including those named above)	2,585,038	(15)	18.7
*
Indicates less than 1%.

(1)
Except as stated in the following notes, each person has sole voting and investment powers associated with Shares stated as beneficially owned by him.

(2)
Beneficial ownership includes Shares over which the indicated beneficial owner exercises voting and/or investment power. Shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but not deemed outstanding for computing the percentage ownership of any other person.

(3)
Includes 541,250 Shares purchasable under stock options granted pursuant to Prima's stock option plans and long-term incentive plans for employees (the "Employee Plans"), 21,356 shares allocated to Mr. Lewis' account in the Employee Stock Ownership Trust ("ESOT") as a participant in Prima's Employee Stock Ownership Plan ("ESOP"), 79,708 Shares owned by a family foundation, 180,027 Shares owned by a family limited partnership and 118,230 shares owned by the wife and children of Mr. Lewis. Mr. Lewis disclaims beneficial interest of the Shares owned by his wife and children and the family foundation.

(4)
The number of Shares and nature of beneficial ownership is based on information contained in Schedule 13D and Form 4 filed with the Securities and Exchange Commission. Includes 59,608 Shares held by a family foundation. Mr. James disclaims beneficial interest of the Shares held in the foundation.

(5)
The number of Shares and nature of beneficial ownership is based on information contained in Schedule 13G/A filed with the Securities and Exchange Commission.

(6)
The number of Shares and nature of beneficial ownership is based on information contained in Schedule 13G filed with the Securities and Exchange Commission.

(7)
Includes 39,375 Shares purchasable under stock options granted pursuant to Prima's Non-Employee Directors Stock Option Plan ("the Directors Plan") and 400 Shares owned by the daughter of Mr. Cummings. Mr. Cummings disclaims beneficial ownership of the Shares owned by his daughter.

(8)
Includes 21,375 Shares purchasable under stock options granted pursuant to the Directors Plan.

(9)
Includes 45,000 Shares purchasable under stock options granted pursuant to the Directors Plan.

(10)
Includes 50,625 Shares purchasable under stock options granted pursuant to the Directors Plan and 540 Shares owned by the wife of Mr. Seward. Mr. Seward disclaims beneficial ownership of the Shares owned by his wife.

(11)
Consists of 83,000 Shares purchasable under stock options granted pursuant to the Employee Plans, and 964 Shares allocated to Mr. Stenbuck's account in the ESOT as a participant in the ESOP.

(12)
Consists of 29,000 Shares purchasable under stock options granted pursuant to the Employee Plans, and 2,512 Shares allocated to Mr. Kennedy's account in the ESOT as a participant in the ESOP.

(13)
Consists of 19,000 Shares purchasable under stock options granted pursuant to the Employee Plans, and 2,791 Shares allocated to Mr. McGuire's account in the ESOT as a participant in the ESOP.

(14)
Consists of 9,500 Shares purchasable under stock options granted pursuant to the Employee Plans, and 7,897 Shares allocated to Mr. Carpenter's account in the ESOT as a participant in the ESOP.

(15)
Includes 728,250 Shares purchasable under stock options granted pursuant to the Employee Plans, 156,375 Shares purchasable under stock options granted pursuant to the Directors Plan and 53,395 Shares allocated to the ESOT accounts of individuals who are employee directors or officers of Prima.

Board of Directors

        The number of directors is established from time to time by resolution of the Board. The current authorized number of directors is six. Prima's Certificate of Incorporation also provides for the classification of the Board of Directors into three classes, as nearly equal in number as possible. All such classes serve for three years with one class being elected each year. Currently, the number of directors in each of the three classes is two. Assuming the presence of a quorum, a plurality of the votes cast in person or by proxy at an annual meeting of stockholders is required for the election of each director.

        Prima's current directors and certain information about each of them is listed below:

Name	Age	Position with Prima	Period of Service as Director or Officer
Richard H. Lewis	54	Chairman of the Board, Chief Executive Officer, President	April 1980
Neil L. Stenbuck	51	Executive Vice President—Finance, Chief Financial Officer, Treasurer, and Director	May 2001
James R. Cummings	69	Director	August 2000
Douglas J. Guion	56	Director	October 1988
Catherine J. Paglia	51	Director	May 2000
George L. Seward	54	Director	April 1980

        Mr. Lewis founded Prima in April 1980 and has served as its Chairman of the Board and Chief Executive Officer since that time. Mr. Lewis is the immediate past president of the Colorado Oil & Gas Association, a non-profit trade organization, and continues as a board member. He serves on the Advisory Council to the Leeds School of Business at the University of Colorado, the Board of Trustees of the Metro Denver YMCA and the Board of Directors of Partnership for the West. Mr. Lewis served as the natural gas producer appointed representative on a select panel that studied and reported to the Colorado legislature on electric restructuring in Colorado. Mr. Lewis is the Chairman of the Board of Entre Pure Industries, Inc., a privately held company involved in the purified water and ice business. In 2000, Mr. Lewis was inducted into the Ernst & Young Entrepreneur of the Year Hall of Fame. He graduated from the University of Colorado with a B.S. degree in Finance and Accounting.

        Mr. Stenbuck has served as Executive Vice President and Chief Financial Officer of Prima since July 2001. He was previously with Basin Exploration, Inc., where he served as Vice President—Finance, Chief Financial Officer, Treasurer and a director from 1995 to 2001. Prior to joining Basin, Mr. Stenbuck was with United Meridian Corporation where he served as Vice President—Capital via the 1994 merger between UMC and General Atlantic Resources, Inc., where he held the same position beginning in 1989. He joined General Atlantic in 1987 as Vice President—Finance and Accounting. Mr. Stenbuck is a Certified Public Accountant. He received a B.S.B.A. degree in Accounting and Finance from the University of Arizona.

        Mr. Cummings served 20 years as a partner with Deloitte & Touche LLP ("Deloitte"). Mr. Cummings' career with Deloitte included serving as Partner-in-Charge of the Denver tax department, National Industry Director of the U.S. Energy Resources Group and Partner-in-Charge of the National Special Acquisitions Group. Mr. Cummings served many of Deloitte's national oil and gas and other energy clients on industry, regulatory and tax matters. He also served as engagement partner on several litigation and regulatory engagements. Mr. Cummings has been a frequent speaker and author and has testified before Congressional and Treasury Department hearings involving the oil and gas industry. He has been involved in many professional activities including serving on the Board of the Independent Petroleum Association of America, the Colorado Society of Certified Public Accountants, the Petroleum Accountants Society of Colorado and the Denver Petroleum Club.

        Mr. Guion founded Colorado Energy Minerals, Inc., a privately held oil and gas company owned by him and his family, in 1987. He co-founded Golden Buckeye Petroleum Corporation in 1980 and served as its Chairman of the Board until that company merged with Prima in 1988. Prior to 1980, Mr. Guion spent 10 years as a co-owner and manager for various geological and geophysical consulting firms and in various other business enterprises, including home building and real estate. Mr. Guion holds a B.S. degree in Geophysical Engineering from the Colorado School of Mines. He is a Registered Professional Engineer, Registered Geophysicist and Certified Petroleum Geologist.

        Ms. Paglia has been a member of the Board of Directors of Enterprise Asset Management, Inc. since December 1997, and since June 1999 has been working full time managing and overseeing investment opportunities for the privately held investment firm. She has been a director of Strategic Distribution, Inc., a publicly held industrial distribution business, since 1990, and served in various management capacities at the company from January 1989 to April 1997. Ms. Paglia served as Executive Vice President and Chief Financial Officer of Fine Host Corporation, a publicly held contract food service company, from April 1997 to September 1998. Fine Host Corporation filed a Chapter 11 petition for reorganization under federal bankruptcy laws in January 1999. From January 1989 to April 1997, Ms. Paglia served as a Managing Director of Interlaken Capital, Inc., a private investment firm, where she managed investment opportunities. From 1982 through 1988, she was employed by Morgan Stanley & Co. Incorporated, serving as a Managing Director in the corporate finance area during the last two years of her tenure. She has a B.A. from Carleton College in Northfield, Minnesota and an M.B.A. from Harvard University.

        Mr. Seward served as Corporate Secretary of Prima from 1980 until 1988. He has been engaged in the farming and ranching business since his graduation from Colorado State University with a B.A. degree in 1972. Since 1975, Mr. Seward has operated Seward Land and Cattle Company, a privately held company, as its majority stockholder and President.

        No family relationship exists between any of the directors and executive officers of Prima. Ms. Paglia is the daughter of Mr. Robert James, who is a greater than 10% stockholder of Prima. No director is a director of any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) of that Act, with the exception of Ms. Paglia, who is a director of Strategic Distribution, Inc.

        There are no arrangements or understandings between any of the directors and any other person pursuant to which he or she was or is to be selected as a director.

Committees of the Board of Directors

        The Board has established the following standing committees:

  •
  The Audit Committee is responsible for overseeing Prima's financial reporting process, reviewing accounting policies and reports, selecting Prima's independent auditors and meeting with such accountants to discuss audit results and issues related to audit services. The Audit Committee is comprised of Ms. Paglia, Mr. Cummings and Mr. Seward, each of whom is independent as defined by the rules of NASDAQ and the SEC. Each of the members is financially literate and the Board has determined that Mr. Cummings is a financial expert as prescribed by the SEC. The audit committee held four meetings during 2003.

  •
  The Compensation Committee reviews and recommends to the Board the base salary and incentive compensation of the chief executive officer and other officers and key employees, the terms of any proposed employee benefit arrangements and the awards under such arrangements. The Compensation Committee met formally five times during 2003. The members of the Compensation Committee are Mr. Cummings, Mr. Seward and Ms. Paglia.

  •
  The Nominating Committee reviews and makes recommendations to the Board regarding the Board's composition and structure, establishing criteria for Board membership and evaluating corporate policies relating to the recruitment, selection, tenure, and qualification of Board members. The Nominating Committee considers those persons recommended for nominating to the Board of Directors by stockholders. A stockholder suggesting a nominee to the Board must send the nominee's name, biographical material, beneficial ownership of Shares and other relevant information in writing to the Secretary of Prima in a timely manner as set forth in Prima's Bylaws, accompanied by a consent of such nominee to serve if elected. In identifying candidates for membership on the Board of Directors, the Nominating Committee takes into account all factors it considers appropriate, which may include ensuring that the Board of Directors, as a whole, consists of individuals with various and relevant career experience, relevant technical skills, industry knowledge and experience, financial expertise, local and community ties and minimum individual qualification, including strength of character, mature judgment, familiarity with Prima's business and industry, independence of thought and an ability to work collegially. The Nominating Committee may also consider the extent to which the candidate may fill a particular need of the Board. The Nominating Committee is comprised of Mr. Cummings and Ms. Paglia, each of whom is independent as defined by the rules of NASDAQ. The Nominating Committee met in April 2004 for the purpose of recommending to the Board the nomination of the nominees named in Prima's Proxy Statement dated April 16, 2004.

        Each of the Audit Committee and the Nominating Committee has adopted a committee charter which set forth its purposes, duties and responsibilities including provisions for annual performance evaluations. A copy of each charter is attached to Prima's proxy statement dated April 16, 2004. We have also adopted a Code of Business Conduct and Ethics, a Financial Code of Ethics for Senior Officers and Complaint Procedures for Financial, Accounting and Audit Matters.

Board of Directors

        The Board held six meetings during 2003. During 2003, each incumbent director attended at least 75% of the total number of meetings of the Board or committees of the Board on which such director served during the period such director was a member.

Compensation of Directors

        Non-employee directors are compensated as follows:

  •
  Annual fee in the amount of $10,000 payable in quarterly installments.

  •
  Board meeting attendance fee of $1,000 per meeting attended in person.

  •
  Audit Committee or Compensation Committee attendance fees of $2,500 annually, payable in quarterly installments.

        Under Prima's Non-Employee Directors Stock Option Plan, each non-employee director receives options to purchase 22,500 shares of Prima common stock on the effective date of the Plan, or if later, upon election or appointment to the Board of Directors. On each subsequent anniversary date, each non-employee director receives additional stock options to purchase 5,625 shares of common stock. The exercise price is the fair market value on the date of grant.

        Prima also reimburses its directors for actual expenses incurred in attending meetings of the Board. Directors who are employees receive no separate compensation for service on the Board or its committees.

        Prima has been advised that on June 24, 2004 a legal action was filed in Delaware Chancery Court by one or more Stockholders against Prima and other persons and entities, including Purchaser and Parent, in connection with the Offer. Until Prima has had an adequate opportunity to analyze the pleading, Prima will not comment further or take a position with respect to the allegations or remedies sought.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act requires Prima's officers and directors, and persons who own more than 10% of a registered class of Prima's equity securities, to file reports of ownership and changes in ownership with the SEC and the National Association of Securities Dealers, Inc. SEC regulations require that officers, directors, and greater than 10% stockholders furnish Prima with copies of all Section 16(a) filings.

        Based solely on its review of copies of such forms received by Prima or written representations that no Form 5's were required for those persons, Prima believes that, during the year ended December 31, 2003, its officers, directors, and greater than 10% beneficial owners complied with all applicable filing requirements except as follows: Mr. Richard H. Lewis, Mr. Neil L. Stenbuck, Mr. Michael R. Kennedy, Mr. Michael J. McGuire, Mr. John H. Carpenter and Ms. Sandra J. Irlando were granted options to acquire Shares in November 2003. The Form 4's were due November 10, 2003 and filed April 8, 2004.

Executive Officers

        The executive officers of Prima on June 23, 2004 were as follows:

Name	Age	Position with Prima
Richard H. Lewis	54	Chairman of the Board, Chief Executive Officer, and President
Neil L. Stenbuck	51	Executive Vice President—Finance, Chief Financial Officer, and Treasurer
Michael R. Kennedy	43	Executive Vice President of Engineering and Operations
Michael J. McGuire	54	Executive Vice President of Exploration
John H. Carpenter	49	Vice President of Marketing
Edward L. McLaughlin	48	Vice President of Land
Sandra J. Irlando	52	Vice President of Accounting and Corporate Secretary

        Each executive officer is elected annually by Prima's Board of Directors to serve at the Board's discretion.

        The following biographies describe the business experience of Prima's executive officers who are not also directors for at least the past five years.

        Michael R. Kennedy joined Prima as Executive Vice President for Corporate Development in July 1998. In May 2001, he became Prima's Executive Vice President of Engineering and Operations. Prior to joining Prima, Mr. Kennedy was employed by Ensign Oil & Gas, Inc. from January 1995 to July 1998 in various capacities, including Vice President—Asset Development and Corporate Planning. His experience includes serving as General Manager for Martin Exploration, as well as investment banking with San Diego Securities and various engineering capacities with Sun Exploration & Production Company. Mr. Kennedy received a B.S. degree in Petroleum Engineering from Colorado School of Mines, an M.S. degree in Petroleum Engineering from USC, an MBA from Pepperdine University and completed doctoral studies (All But Dissertation) in Applied Mineral Economics from Colorado School of Mines. He is a former member of the Board of Directors of the Colorado Oil & Gas Association and a current member of the Board of Directors of the Independent Petroleum Association of Mountain States and the Denver Petroleum Club.

        Michael J. McGuire was named Executive Vice President of Exploration in July 1998. He was with Cities Service Oil Company, Exploration and Production Research, from 1973 to 1978 where he worked on exploration projects worldwide. In 1978, he joined Amoco Production Company, where he managed exploration and development projects throughout the Rocky Mountain states and in Africa. From 1986 to 1998 he operated McGuire Geological Consulting, LLC. Mr. McGuire received a B.S. degree in Geology from the University of Nebraska and an M.S. degree in Geology from Oklahoma State University. He has been involved in many professional industry organizations. Mr. McGuire has served as an Associate Editor of the American Association of Petroleum Geologists. He has also served on the Board of Directors for the Potential Gas Committee and has served as Chairman of the Coalbed Methane Committee and Vice President of the Western Region. He is a Certified Petroleum Geologist. Mr. McGuire is currently a member of the Board of Directors for White Crown Federal Credit Union, Denver.

        John H. Carpenter joined Prima as Vice President of Marketing in April 1994. Mr. Carpenter has over 20 years experience in the oil and gas industry, primarily in the marketing, sales and trading of natural gas. Prior to joining Prima, Mr. Carpenter was a vice president with Barrett Fuels Corporation, a natural gas trading subsidiary of Barrett Resources Corporation, for four years. He also assisted in the initiation of natural gas trading activities for Public Service Company of Colorado in its wholly owned subsidiary, Fuel Resources Development Co., where he worked for eight years and was its manager of marketing. He received his B.A. degree in Journalism and Master of Science in Administration degree, both from the University of Denver.

        Edward L. McLaughlin joined Prima as Vice-President of Land in September 2003. Mr. McLaughlin has 23 years of experience in the oil and gas industry. Prior to joining Prima, Mr. McLaughlin served as Vice-President of Land and Business Development for Ensign Oil & Gas, Inc., Director of Business Development for EnCana Oil & Gas (USA) Inc. and Vice-President of Land for Ocean Energy, Inc. Mr. McLaughlin received a B.S. in Business from the University of Denver and an MBA from the University of Colorado. Mr. McLaughlin is a Certified Professional Landman and an active member of the American Association of Professional Landmen, where he chaired its 2003 National Convention. He is also a member of the Denver Association of Professional Landmen and was President from 1999-2000. Mr. McLaughlin currently serves on the Board of Directors of the Southwest Denver YMCA.

        Sandra J. Irlando joined Prima in 1988 as its Controller. She became Prima's Vice President of Accounting in June of 1993 and Corporate Secretary in June of 1994. She joined Golden Buckeye Petroleum Corporation in 1985 as Tax Manager and served as that company's Controller from 1987 until the merger with Prima in 1988. Prior to joining Golden Buckeye, Ms. Irlando worked as a certified public accountant. She received a B.S.B.A. degree in Accounting from the University of Denver.

        All officers of Prima are employed on a full time basis. There are no other arrangements or understandings between any of the officers and any other person pursuant to which he or she was to be selected as an officer.

Summary of Annual Compensation

        The following table sets forth compensation paid to Prima's Chief Executive Officer and the other four most highly compensated executive officers (collectively, the "Named Executive Officers") for 2001, 2002 and 2003.

		Annual Compensation
Name and Principal Position				Long-term Compensation Options (#)	All Other Compensation (2)
	Year	Salary	Bonus
Richard H. Lewis	2003	$400,000	$0	22,500	$10,000
President and Chief	2002	400,000	50,000	25,000	8,500
Executive Officer	2001	400,000	100,000	100,000	8,500
Neil L. Stenbuck (1)	2003	$250,000	$50,000	18,000	$10,000
Executive Vice President—Finance,	2002	250,000	25,000	15,000	8,500
Chief Financial Officer, and Treasurer	2001	125,000	25,000	50,000	0
Michael R. Kennedy	2003	$179,667	$50,000	12,000	$10,000
Executive Vice President,	2002	152,333	25,000	7,000	7,600
Engineering and Operations	2001	140,000	12,000	10,000	8,500
Michael J. McGuire	2003	$177,000	$25,000	6,000	$8,850
Executive Vice President	2002	177,000	0	5,000	8,500
of Exploration	2001	177,000	6,000	10,000	8,500
John H. Carpenter	2003	$98,533	$10,000	4,500	$5,274
Vice President of Marketing	2002	97,800	7,500	2,000	5,140
	2001	97,800	5,000	3,000	5,265

(1)
Mr. Stenbuck became an officer and employee of Prima July 2001.

(2)
Amounts consist of allocations during each of the years under Prima's Employee Stock Ownership Plan ("ESOP"). The ESOP is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and is for the benefit of all eligible employees of Prima. Prima contributions are payable at a minimum rate of 5% of eligible salaries (consisting of salary, bonus, and, in the case of certain non-officer employees, overtime) during the ESOP's fiscal year ending September 30, and are generally made quarterly. Plan participants become fully vested in the ESOP after six years of service to Prima. Mr. Lewis and Mr. Carpenter are both fully vested in the ESOP. Mr. Kennedy and Mr. McGuire were both 80% vested and Mr. Stenbuck was 20% vested as of September 30, 2003.

Option Grants In 2003

        The table below shows information regarding the grant of non-qualified stock options made to the named executive officers under Prima's 2001 Stock Incentive Plan ("2001 Stock Incentive Plan"). The amounts shown for the named executive officers as potential realizable values are based on arbitrarily assumed annualized rates of stock price appreciation of 5% and 10% over the full ten-year term of the options. No gain to the optionee is possible without an increase in stock price above the price on the option grant date, which will benefit all stockholders proportionately. The 5% and 10% assumed rates of appreciation are derived from the rules of the SEC and do not represent Prima's estimate or projection of the future price of Shares. There can be no assurance that the potential realizable values shown on this table will be achieved.

	Individual Grants
					Potential Realizable Values at Assumed Annual Rates of Stock Price Appreciation For Option Term
		Percent of Total Options Granted to Employees In 2003
			Exercise Price Per Share
Name	Options Granted* (#)
				Expiration	5%	10%
Richard H. Lewis	7,500	5.80%	$20.19	5/12/2013	$95,230	$241,332
Richard H. Lewis	7,500	5.80	23.04	8/11/2013	108,673	275,399
Richard H. Lewis	7,500	5.80	27.29	11/5/2013	128,719	326,199
Neil L. Stenbuck	6,000	4.64	20.19	5/12/2013	76,184	193,066
Neil L. Stenbuck	6,000	4.64	23.04	8/11/2013	86,938	220,319
Neil L. Stenbuck	6,000	4.64	27.29	11/5/2013	102,975	260,959
Michael R. Kennedy	4,000	3.09	20.19	5/12/2013	50,790	128,711
Michael R. Kennedy	4,000	3.09	23.04	8/11/2013	57,959	146,879
Michael R. Kennedy	4,000	3.09	27.29	11/5/2013	68,650	173,973
Michael J. McGuire	2,000	1.55	20.19	5/12/2013	25,395	64,355
Michael J. McGuire	2,000	1.55	23.04	8/11/2013	28,979	73,440
Michael J. McGuire	2,000	1.55	27.29	11/5/2013	34,325	86,986
John H. Carpenter	1,500	1.16	20.19	5/12/2013	19,046	48,266
John H. Carpenter	1,500	1.16	23.04	8/11/2013	21,735	55,080
John H. Carpenter	1,500	1.16	27.29	11/5/2013	25,744	65,240

*
The options were granted at an exercise price equal to the closing price of the Shares on the date of grant and vest at a rate of 20% per year. Upon a Change of Control of Prima, as defined in the 2001 Stock Incentive Plan, all options granted under the plan would become exercisable in full. Consummation of the Offer will constitute a "Change of Control" for purposes of the Prima stock option plan. Options granted are non-transferable except by will or the laws of descent and distribution, may be exercised during the grantee's lifetime only by the grantee and must be exercised no later than ten years from the date of grant. The options expire if not exercised, in most cases, within twelve months of the grantee's death or total and permanent disability, on the effective date of termination of employment or, with the discretion of the Compensation Committee, within three months after normal or early retirement, and are subject to certain other conditions.

Aggregated Option Exercises and Fiscal Year-End Option Value Table

        The following table sets forth information concerning each exercise of stock options during the year ended December 31, 2003 by Prima's Chief Executive Officer and the named executive officers and the fiscal year-end value of unexercised options held by each of them.

			Number of Unexercised Options at Year End (#)		Value of Unexercised In-The-Money Options at Year End ($)(2)
Name	Shares Acquired on Exercise (#)	Value Realized ($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard H. Lewis	155,000	$3,176,375	438,750	102,500	$11,719,613	$552,400
Neil L. Stenbuck	0	0	36,333	46,667	189,340	396,620
Michael R. Kennedy	35,375	737,776	9,400	23,600	126,332	200,468
Michael J. McGuire	15,750	226,564	5,000	16,000	16,420	116,500
John H. Carpenter	3,000	55,740	1,600	7,900	5,804	69,926

(1)
Value realized equals the fair market value of the Shares on the date exercised less the exercise price, times the number of Shares exercised. Fair market value is determined by the average of the high and low sales price for the date exercised.

(2)
For all unexercised options held as of December 31, 2003, the aggregate dollar value of the excess of the market value of the Shares underlying the options over the exercise price of those options. On December 31, 2003, the closing sale price of the Shares was $35.16 per share.

Equity Compensation Plans

        Prima has three stock option equity compensation plans, each of which was adopted with the approval of security holders. The following table provides certain information concerning Shares authorized for issuance under Prima's three employee or director equity compensation plans as of June 7, 2004:

(a)	(b)	(c)
Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options(1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(2)(3)
961,650	$17.66	1,195,500

(1)
In dollars per share.

(2)
Excludes securities reflected in column (a).

(3)
For additional information concerning Prima's equity compensation plans, see Note 9 of Prima's audited financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2003.

Employee Stock Ownership Plan

        Prima's ESOP is administered pursuant to a Trust Agreement. The ESOP is qualified under Section 410(a) of the Internal Revenue Code of 1986, as amended, and is for the benefit of all eligible employees of Prima. Prima's contributions are payable at a minimum rate of 5% of eligible salaries during ESOP's fiscal year ending September 30, and are generally made quarterly. Through September 30, 1993, the ESOP provided for contributions to be used to purchase Shares on the open market. Effective October 1, 1993, the ESOP was amended to allow fully-vested employees the option to direct the Trustees to diversify a portion of their investments by selling a limited portion of Shares held in their account and investing the proceeds, as well as new contributions, in various diversified investment options. The ESOP benefits all full-time employees and provides for vesting in increments over six years. For the years ended December 31, 2003, 2002 and 2001, Prima expensed $363,000, $339,000 and $316,000, respectively, for its contributions to the ESOP.

Compensation Committee Report on Executive Compensation

        Under rules established by the SEC, Prima is required to provide certain information regarding the compensation of its Chief Executive Officer and other executive officers whose salary and bonus exceed $100,000 per year. Disclosure requirements include a report explaining the rationale and considerations that lead to fundamental executive compensation decisions. The following report has been prepared to fulfill this requirement.

        The Compensation Committee ("Committee") of the Board of Directors sets and administers the policies that govern the annual compensation and long-term compensation of executive officers of Prima. The Committee makes all decisions concerning compensation of executive officers that receive salary and bonus in excess of $100,000 annually, determine the total amount of bonuses to be paid annually and grant all awards of stock options under Prima's employee stock incentive plans. The Committee's policy is to offer executive officers competitive compensation packages that will permit Prima to attract and retain highly qualified individuals and to motivate and reward such individuals on the basis of Prima's performance.

        Executive salaries are reviewed by the Committee on an annual basis and are set for individual executive officers based on subjective evaluations of each individual's performance, Prima's performance and a comparison to salary ranges for executives of other companies in the oil and gas industry with characteristics similar to those of Prima. This allows the Committee to set salaries in a manner that is both competitive and reasonable within Prima's industry.

        At present, the executive compensation package consists of base salary, cash bonus awards and long-term incentive opportunities in the form of stock options and participation in Prima's ESOP. Executive officers participate in the ESOP on the same basis as all Prima employees. Prima does not provide any deferred compensation plan, nor does it provide a pension plan, 401(k) plan or other retirement benefits other than the ESOP.

        Cash bonuses may be awarded on an annual basis based upon evaluations of effort and performance. The use of a specific formula to evaluate management performance is not employed because it is difficult to define an appropriate formula and it restricts the flexibility of the Committee. The Committee considers the achievements of Prima, specifically including, but not limited to, earnings for the year, return on stockholders' equity and growth in proved oil and natural gas reserves, in determining appropriate levels for bonus awards. Following a review of Prima's performance after the close of the 2003 fiscal year, in March of 2004 the Committee determined that cash bonuses should be awarded, set a total dollar limit for the bonus pool and determined cash bonuses for Prima's Chief Executive Officer and the other named executive officers, based upon their respective contributions to Prima's performance during the year, as assessed by the Committee.

        Stock options may be granted to key employees, including executive officers of Prima. Such stock based awards continue to be an important element of the executive compensation package because they aid in the objective of aligning the key employees' interests with those of the stockholders by giving key employees a direct stake in the performance of Prima. Decisions concerning the granting of stock options are made based upon the individual performance of the executive, his or her level of responsibility, base salary and the number of options already granted to the executive. Options for 130,750 shares were granted to all employees in 2003.

        The compensation of Richard H. Lewis, Chief Executive Officer, consists of the same components as for other executive officers of Prima, and is largely dependent upon the overall performance of

Prima and a comparison to compensation being paid by comparable peer companies to their chief executive officers. For the year ended December 31, 2003, the base salary of Mr. Lewis was $400,000, the same as in 2002. No cash bonus award was paid in March 2004, compared to $50,000 paid in March 2003. Mr. Lewis was granted options to acquire 22,500 shares of Common Stock during 2003 compared to options to acquire 25,000 shares in 2002. The amount of the bonus awarded for 2003 and options granted in 2003 took into account a number of considerations concerning Prima's performance.

        This report is made by the members of the Compensation Committee, Mr. Seward, Mr. Cummings and Ms. Paglia.

Certain Relationships and Related Party Transactions

        One of Prima's directors and one officer has participated, individually or through controlled entities, in oil and gas properties in which Prima has an interest. These working interest participations have been in prospects or properties originated or acquired by Prima. In some cases, the interests sold to affiliated and non-affiliated participants were sold on a promoted basis requiring these participants to pay a disproportionate share of well costs. All participations by directors and officers have been on terms no less favorable to Prima than believed to be obtainable from non-affiliated participants. Such joint participations may occur again from time to time in the future. All participations by officers or directors have been and will continue to be approved by the disinterested members of Prima's Board of Directors.

        At any point in time, there may be receivables or payables with officers and directors that arise in the ordinary course of business, as a result of participations in jointly held oil and gas properties. Amounts due to or from officers and directors resulting from billings of joint interest costs or receipts of production revenues on these properties are handled on terms pursuant to standard industry joint operating agreements which are no more or less favorable than similar transactions with unrelated parties. Mr. Guion, through Colorado Energy Minerals, Inc., was billed for costs totaling $325,080 in 2003. The maximum amount outstanding at any one time was $74,787, and the amount outstanding at April 30, 2004 was $32,583.

Performance Information

        The following graph shows the changes over the past five year period in the value of $100 invested in: (1) Shares; (2) the NASDAQ Market Index; and (3) a peer group consisting of all the publicly-held companies within SIC code 1311, Crude Petroleum and Natural Gas, consisting of approximately 135 companies. The year-end values of each investment are based on share price appreciation and assume that $100 was invested December 31, 1998 and that all dividends are reinvested. Calculations exclude trading commissions and taxes. The comparison of past performance in the graph is required by the SEC and is not intended to forecast or be indicative of possible future performance of the Shares.

	As of December 31,
	1998	1999	2000	2001	2002	2003
Prima Energy Corporation	$100.00	$189.65	$620.06	$385.32	$396.13	$622.90
Peer Group Index	100.00	122.15	155.17	142.38	151.79	243.79
NASDAQ Market Index	100.00	176.37	110.86	88.37	61.64	92.68

SIGNATURES

        Pursuant to the requirements of the Exchange Act, Prima has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

PRIMA ENERGY CORPORATION
By:	/s/ NEIL L. STENBUCK Name: Neil L. Stenbuck Title: Executive Vice President—Finance, Chief Financial Officer and Treasurer

Dated: June 25, 2004

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1099 18TH STREET SUITE 400 DENVER, COLORADO 80202
Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder
SIGNATURES